THOMPSON COBURN LLP
One US Bank Plaza
St. Louis, MO  63101
(314) 552-6295

June 17, 2011

EDGAR CORRESPONDENCE

Linda B. Stirling, Esq.
U.S. Securities and Exchange Commission
450 5th Street, NW, 5-6
Washington, DC  20549

Re:  Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Linda:

We are responding to the Staff’s comments received with respect to the preliminary information statement on Schedule 14C of Unified Series Trust (the “Trust”) in respect of its series, the 3 to 1 Diversified Equity Fund (the “Fund”).

Comment:                          Please include the address of any parent companies to the subadvisers.

Response:                          As required by Item 22(c)(3) of Schedule 14A and requested by the Staff, we have included the names and addresses of all parent companies of each subadviser.

Comment:                          Please include the name of any other fund having a similar investment objective to the Fund that is managed by the subadviser.   Please also indicate for any fund identified whether the subadviser has agreed to waive or otherwise reduce its compensation.

Response:                           As required by Item 22(c)(10) of Schedule 14A and requested by the Staff, we have identified in tabular format the name and size of any other fund managed by the subadviser having a similar investment objective to the Fund and the rate of the subadviser’ s compensation.  We have also included information regarding any agreement by the subadviser to waive or reduce its subadvisory fees with respect to such funds.

Comment:                          Please state whether any commissions were paid to any brokers affiliated with either subadviser.

Response:                          As required by Item 22(c)(13) of Schedule 14A and requested by the Staff, we have included a statement in the “Brokerage Commissions” section of the Information Statement confirming that no brokerage commissions  were paid to any brokers affiliated with the subadvisers.

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We trust that our responses satisfactorily resolve the issues raised by the Staff.  If not, please let us know and we will respond promptly. If you have any questions, please contact me at (314) 552-6295.

Sincerely,

THOMPSON COBURN LLP

By:  /s/ Dee Anne Sjögren